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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of: DECEMBER 17, 2001

                                  TRICOM, S.A.
                 (Translation of registrant's name into English)


         AVENIDA LOPE DE VEGA NO. 95, SANTO DOMINGO, DOMINICAN REPUBLIC
                    (Address of principal executives offices)


       Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F |X|    Form 40-F |_|

       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes |_|   No |X|

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________
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         This Form 6-K is being incorporated by reference into Tricom S.A.'s
Form F-3 Registration Statement under the Securities Act of 1933, Registration No. 333-65842.

         TRICOM, S.A. issued a press release on December 12, 2001 regarding its growth plan and financial guidance, a copy of which is attached as Exhibit 1 hereto. The statements included in Exhibit 1 are based on current expectations. Actual results may differ materially from those projected. These statements are forward-looking statements that involve a number of risks and uncertainties. Readers are referred to the documents filed with the Securities and Exchange Commission by TRICOM, each as it may be amended from time to time, which identify important risk factors that could cause actual results to differ materially from those contained in the forward-looking statements. These statements also do not include the potential impact of any acquisitions or other business transactions that may be completed after December 12, 2001.

Exhibits.

         The following exhibit is filed with this report:

         1 - Press Release, dated December 12, 2001, of TRICOM, S.A.


                         [Signature on following page.]
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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            TRICOM, S.A


Dated: December 14, 2001                    By:  /s/ CARL H. CARLSON
                                                 ------------------
                                                 Carl H. Carlson
                                                 Executive Vice President
                                                 and Member of the
                                                 Office of the President